Filed by: BHP Billiton Plc
and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc
Commission File No.: 001-10533

The following is a transcript of a presentation given by Don Argus, Chairman, BHP Billiton to the ASX/Australian Shareholders’ Association Investor Hour seminar on March 5, 2008, and made available on www.bhpbilliton.com on April 14, 2008.

The Resources Sector

Australian Shareholders Association

Wednesday, 5 March 2008

Mr Don Argus AO

Chairman, BHP Billiton

Disclaimer

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADR holders by filing with the Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADRs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited Shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgement.

You should be aware that BHP Billiton may purchase securities of Rio Tinto plc and Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

MR ARGUS: Thanks Ian. I have to also point out to our disclaimer that I hope will go up on the screens as we go forward.

Ladies and gentlemen, I think we are living in pretty exciting times for the resource sector here in Australia and I am delighted to be here today to explore perhaps some of the things that are happening and once again, how important the resource sector is to the Australian economy and what that means to you as investors.

I suppose the first piece I want to talk about is to set the scene that I will attempt to cover. The resource sector and what it means to the Australian economy; demand for resources in a strong period of growth; where we as a company, BHP Billiton, are placed and positioned to benefit from that growth, and I am sure you’ll be disappointed if I did not talk about unlocking value with our bid for Rio Tinto.

Let us deal with a few statistics first, just to sort of set some sort of a framework. In 2007, mining and its related industries contributed in excess of A$166 billion to Australia’s GDP and that represented about 17 per cent of the total and about 38 per cent of GDP growth so I suppose you could say that mining has emerged as an integral part of the growth factors that drive the economic drivers of this country.

In 2006 the mining companies and again, related companies, had company taxes of A$6.6 billion and that is more than 13 per cent of the government company tax revenue and profitability of course has materially increased since 2006, so I would imagine that they shouldn’t have any trouble having a surplus this year.

In 2007, mining earned A$63 billion in export income; nearly 37 per cent of Australia’s total exports and for the period 2001 to 2007, a staggering 63 per cent in the growth of exports and that slide is a very interesting slide to take with you. Manufacturing unfortunately in that period suffered with the loss of jobs whereas the mining industry had a net 57,000 jobs created.

I don’t think anyone here today will dispute that the strong mining sector has contributed to the current prosperity of the Australian economy or has assisted it and of course it has flowed on to the jobs and the wages and taxes and the dividends which are important to you and the capital growth which is important to us in the context of future development.

Those statistics tell the economic story but what about the investment story? Resources has grown from around 14 per cent in 2001 to some 30 per cent of the Australian investment market today and the index weightings of the various stocks is indicative of that 30 per cent. We believe that industry people who own shares and are interested in diversification are now taking an interest in the resource sector; I can remember in 2000 the resource sector was maligned because it was flat out making its weighted average cost of capital and there was, you recall, the debates about the short-term shift or cycles that we were confronted with at that period. We believe that many people who own shares are interested in that story now; an example of this is our own company. I suppose since publishing our 2005 Annual Report our shareholding base has increased from 355 to 525,000 investors.

What about shareholder returns? Clearly, this significant investment wealth has been created by the combination of share price appreciation and dividends and in that index we’re a major player and that graph would also reflect some of the developing type companies in their quest for being part of the - I suppose, the industry development. A $10,000 investment in the ASX200 Resources accumulation index is now worth around about $52,000 in today's terms and that is a compound annual growth of around about 26 per cent, so I think the resource sector is a cornerstone for most investments.

Again, Australia’s leadership in the mining industry is not assured; there are countries around the world that have neglected to develop their own backyards and if you like their sovereign assets and again we need to take care in nurturing the development of the resources industry in this country to make sure that Australia does benefit from the development of the north-east Asian region. Australia is well-endowed with natural resources but there are so many other parts of the world have also got natural resources that are also now starting to look at the benefits that can come to their economies if they are successful in extracting these from their region.

If you have a look at the graph on the bottom right there, we're only the fifth in met and thermal coals. There’s plenty of thermal coal around and it is a matter of how other countries get that out, so we shouldn’t take for granted our natural endowment and I believe that it is essential that our mining industry does remain competitive - competitive and vibrant.

We at BHP Billiton are endeavouring to maintain our leadership position, I suppose in the resource sector generally and what we’re looking to do is to capitalise on the unprecedented growth in demand driven by China and India. As the only large Australian headquartered mining company in the industry in the top 15 we are exporting a lot of our development and operational skills around the world and we’re pretty proud of that but again, we have a role to play in what is becoming a changing global corporate framework - and I'll talk more about that shortly.

Let’s look at what is happening outside of Australia and understand why the outlook for the mining sector is so strong. No surprise that the US economy is over four times larger than that of China and this is of course despite the differences in population. You’ve got the United States with around about 300 million people and China around about 1,300 million people so there is quite a difference - but despite China’s economy being only one quarter of the size of the US at the moment, you’ve got the orange as the Chinese the blue as the United States. China’s demand for metal is significantly greater than the United States and again, the Chinese metal demand is growing and there is no evidence at this stage that that demand is abating.

Now this is a significant global event. The industrialisation of China and other economies are fuelling new demand for metals, minerals and of course energy products. In conjunction with this demand, the commodities demand is forecast to increase over the period to 2015 and of course the reality is the Chinese middle-class now is experiencing prosperity, they are starting to see infrastructure develop around them and of course they’ve learnt the phrase “consumption”.

Whilst historical data is good to analyse, China is undergoing the second phase of its growth and this is only just commencing. The infrastructure and the metals intensity required to support this development of cities as you can see on this screen, is expected to be significant. We were up there a couple of years ago and they showed us what their forward plan would be and it is breathtaking and you do become a little cynical that it can be done, but in fact it is occurring.

In addition to China, India’s infrastructure development is only just beginning and represents a significant opportunity for BHP Billiton in the years ahead. It is a few years behind China but we expect India’s economy to continue to grow substantially. The processes will take many years but again, it's like any other developing country; the history would teach us that there will be roadblocks on the way and there will be corrections on the way but it is happening.

These events of course have a profound effect on metals demand. Using copper as an example, consumption over the next 25 years will exceed all of the copper ever mined since the year 1900, all of the copper. In 25 years time the world might require over double the existing level of copper supply and that is in addition to the 18 to 20 million tonnes per annum of copper supply that's there now. To put this into context, Escondida, one of the world’s largest copper mines, has annual production capacity of approximately 1.2 million tonnes per annum so we will need to develop or find and develop at least 15 new Escondidas. As you might imagine, it is getting harder to find big ore deposits. When we do, they are either deeply hidden or they are in tough geographies and they’re expensive to develop. The rate of discovery of new deposits today is not even one Escondida mine size.

Against the background of how critical the mining history or the mining industry is to Australia, the exceptional demand growth we are seeing at the moment is staggering. If you look at BHP’s role in this process, why is it so well-positioned to participate? I'll talk about the critical elements for success and by success I mean delivering sustained future value for all of our stakeholders including in particular our shareholders.

BHP Billiton has approximately 39,000 employees working in more than 100 operations in approximately 25 different countries. Increased global presence was one of the benefits of the BHP Billiton merger. The company has grown from market capitalisation in June 2001 of US$31 billion to a combined market capital of US$196 billion today, an increase of more than six-fold and that is in a very short period of time.

Sometimes I think we tend to forget that BHP Billiton’s heritage is Australian; BHP Billiton is global but we are headquartered in Melbourne and proud to be here; 50 per cent of its assets are in Australia, 49 per cent of its profits before taxation is generated by Australian-based assets and these assets are particularly important to BHP Billiton, that Australia has among the most secure and sound location I suppose for mining operations around the globe. Over 60 per cent of its issued capital relates to the Australian side of the DLC; we now have over 500,000-odd Australian retail shareholders. BHP Billiton, I hate to use the word, is an asset champion for Australia in the global resource stage. One of the key reasons we are succeeding as a company is our strong focus on creating shareholder value.

As I mentioned earlier, we have been able to achieve substantial growth since the merger in 2001. Production has grown at a compound annual growth rate of eight per cent per annum, which is extremely pleasing. Our market capitalisation has increased more than six-fold as I mentioned and we are committing to delivering a strong return to the shareholders today and into the future.

Now this is really a great slide and I believe it provides an insight as to why BHP Billiton will continue to be successful. BHP Billiton has now built up a diversified portfolio of high quality, high margin businesses. This enables us to maintain the strong group financial performance, despite the volatility in individual commodity prices. If any one of the businesses has a tough time for some reason, like floods or the energy crisis that you’re reading about in South Africa, the impact on the whole is lessened because of that diversification.

BHP Billiton delivered $23.6 billion in EBITDA in the 12 months ending 31 December, 2007; 22 per cent of it came from the carbon steel materials, 21 per cent from energy and 56 from base metals, including copper, nickel and aluminium. This is over five times the EBITDA the company delivered in the first year following the DLC establishment in 2001.

Whilst I have got that slide up, I would like to point out how important Petroleum is to our portfolio of assets. If you have a look at its EBITDA margin, the third one down. I suppose there is a lot of commentary that Petroleum doesn't fit into our portfolio of businesses and can I say to you that this is ill-informed and naïve because it ignores what portfolio management is all about.

Petroleum has been a consistent performer in terms of making its weighted average cost of capital and its return on the capital investment now is probably equal to the best-performing resource sector that we have in our portfolio of assets. Marius has said quite openly, BHP Billiton Petroleum is not for sale and it will continue to be an essential part of our portfolio of assets. I needed to get that onto the public record because periodically I think somewhere in the financial services sector there’s a little memo come up, "Query them on Petroleum" and I can only say that we genuflected to Petroleum when in 1997 we had our difficulties as you recall, those of you who have been in the portfolio for a long time.

Now having given you insight as to the cash generating capacity of the BHP Billiton Group, let me reinforce that we do understand how important dividends are, particularly to you, the shareholders. We have continued to deliver strong dividend growth since the merger in 2001, and I get beaten up every year at the AGM’s, that perhaps we’re stingy with our dividends. But a 29 per cent compound annual growth in 2007 was quite outstanding and this excluded the additional 11.4 billion in cash that we returned to the shareholders through buybacks. I am sure some of you will have a point of view about that probably later on. And again, when you have a look at the next slide, and you look at the value that’s being created for shareholders in this company since 2001, you start to see the outcomes of investing in growth, delivering strong returns to shareholders and of course that means that there is good shareholder wealth. But that growth just didn’t happen. It is the outcome of careful considered planning and it is underpinned by a culture that is embedded with safety, trust and honesty. That is something that has been embedded into this company since we’ve started to turn the thing around, from around about ‘98-’99.

The next slide, everyone seems to get religion about jelly bean charts these days, I just thought I’d just put up what we’ve been putting up for around about six years. As you can see from that, we're very positive about our future, we have growth options, we have a growth options portfolio that is deep and high quality. In the key to the bottom left, you’ve got the mid-sized bubble, which takes you from 500 million to 2 billion, just rolls off the tongue, 2 billion, doesn't it? The large bubble is 2 billion plus. Projects on the right are already in feasibility or execution stage and represent over 17 billion of capital investment. To give you some sense of how extensive this portfolio is, when we did the WXC acquisition that was 7 billion at the time, and as you saw, Oxiana and Zinifex announce an 11.11 billion merger yesterday.

So the valuable growth component - Marius always says that the resources industry is all about once you dig something out of the ground you never replace it, so you have to spend an awful lot of time finding reserves, so that this company is going to be here for the next 100/150 years. So I think if you look at that chart - then we have another chart that goes behind that, that is even greater than that, and it is really about the effort that we’ve gone into to ensure we do have the reserves to continue with this company.

But the point I want to make about these assets, that we don't bring them into the value equation until they are contributing to the EBITDA line. It is great to have all these aspirations on the left but unless an asset is contributing to the EBITDA line, then we don’t expect to get value for that in the marketplace.

As we said before the global corporate landscape is changing rapidly, it is all about capturing scale benefits. This is a snapshot of who controls most of the world's assets today. Some of these are well known to you, Rio Tinto clearly, Anglo American, Xstrata, you’ve got the China state owned companies, Shenwa and the coal, the Chinese mining company with a marked capitalisation of US$130-odd million, already changes are on the cards and a number of these companies are currently in discussions, and I’m sure you’ve read all of the - the scuttlebutt around at the moment about Xstrata and Vale and what is happening to Norilsk in Russia so it is starting to happen. But one of the influencing factors I believe that is often overlooked in this globalisation consolidation debate - and it doesn't get much airplay - and that is what the world capital markets are doing, and you only read about world capital markets when they seem to have a crisis.

I suppose the need for global reach and scale has driven the investment industry towards consolidation and globalisation, and that is quite apparent in a lot of industries. Some investors are now moving away from the single investment, sectoral type investment, premium ratings are then often conferred on global players with sustainable low volatile earnings, strong return on the capital that’s invested, a deep portfolio of significant growth assets and you hold up BHP Billiton, and that sort of fits into that mould that the participants in the global capital markets are now talking about.

The other influencing factor is that resources are realising that you really do need a sizeable balance sheet to be able to engage in some of the capital spend that we are planning for the future. You saw 17 billion on the jelly bean chart and that doesn’t include at this stage the Olympic Dam development. So the appetite to spend capital to invest into the future is huge and you do need not to sub-optimise that capital spend, if you do have a future.

Now I didn’t come here I suppose to talk about BHP Billiton’s offer to acquire Rio Tinto but I am sure you’re going to ask me some questions about it so I thought I’d better cover it. Everything I said about BHP Billiton today would apply on a magnified basis to the combined company. The combined entity would have a unique portfolio of Tier 1 assets, they are quality assets, they are highly complimentary, they’re large scale, they’re low cost, they’re long-life, which is important. Future growth options of the portfolio would be enhanced. You could rightly say why do you want to enhance your future growth options when you’ve got a bubble chart like that? But it is important that you understand that scale in a resource business is very important, particularly if you are going to continue to be a low cost producer.

The combination of these two companies would be quite unique. There is unparalleled exposure to the overlapping mineral basins position. I’ve said that we’re all stomping around in each other’s sandpit. Infrastructure optimisation, again that is pretty important as we confront the challenges associated with infrastructure, and again those of you that read what Marius says about markets, it is about supply. Sure there’s a lot of demand out there, but for the first time in a long time there is a frustration in developing, about getting the stuff out of the ground and getting it to the customers.

A combination would deliver enhanced earnings through the synergies and the benefits of the combination and there are significant benefits for our broader shareholders.

For customers, it delivers more product more quickly and the combination will deliver genuine benefits for the employees and the communities where we operate. So there is a natural fit, there are common strategies, there is heritage, there is culture and there’s values.

BHP Billiton is already Australia’s largest company by market capitalisation. This combination would create an Australian based global natural resource super major. A company which we believe will continue to deliver, again you go back and it’s all about what are your reserves, how are you going to get it out of the ground quickly, how are you going to get it to the markets?

There are strong returns on shareholders, as you saw on the slide back further, tremendous benefits to the Australian economy and as mentioned previously, significant benefits for the customers, communities and employees. Importantly, we believe the combination will create an organisation with a world-class management team and a world-class operational team. The depth of experience required and with that depth of experience to deliver on the synergistic benefits of the growth options that will deliver the value for the shareholders.

The key messages for you probably to take away and think about are, a strong resources sector is fundamental to Australia’s economic prosperity, the global resource industry is undergoing extraordinary change and we have to be part of that. Stand-alone, BHP Billiton has a bright future and will remain an important player in the global scene, as you saw on that jellybean chart. Our offer for Rio can enhance this and I suppose any transaction must be a good deal for both BHP Billiton and Rio Tinto shareholders.

The process has a long time to run, nobody has to decide anything just now. The offer document is expected to be posted to shareholders in late 2008 and I encourage you to listen to the arguments and think about them so that you are well prepared when the time comes to make whatever decision you will have to make. Retail shareholders to me are very important investors in both BHP Billiton and Rio Tinto and I can assure you that I will keep you informed of any developments.

So ultimately, what are the legitimate questions that you should be thinking about because there has been a lot of misinformation, inaccurate information from peddled in the marketplace and we have been relatively quiet about it up to now. Ultimately Rio shareholders will be faced with a choice; accept the offer which is priced at a 45 per cent premium, or reject the offer.

Rio Tinto shareholders should have two legitimate questions to ask their Board, how can they justify rejecting a 45 per cent value uplift delivered by our premium? And how does the Rio Tinto Board propose to deliver to its shareholders, the value of the implied premium and the pro-rata share of the combination benefits that shareholders may forego by the Rio Tinto Board refusing to engage with BHP Billiton? Please remember that this is about relative value, not absolute value.

Ladies and gentlemen, I have no other contribution at this stage, I think we can probably all get a benefit out of questions and answers. Thank you.